                         [SHEARMAN & STERLING LLP LOGO]
                                American Lawyers
                   12TH FLOOR GLOUCESTER TOWER | THE LANDMARK
                     11 PEDDER STREET | CENTRAL | HONG KONG
             WWW.SHEARMAN.COM | T +852.2978.8000 | F +852.2978.8099






RESIDENT PARTNERS
Edward L. Turner III
Matthew D. Bersani
Leiming Chen
Admitted in New York


Writer's Email Address:                                         January 20, 2006
leiming.chen@shearman.com

Writer's Direct Number:
+852.2978.8057


VIA FACSIMILE


Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:      PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILED JUNE 29, 2005
         RESPONSE LETTER DATED DECEMBER 16, 2005
         FILE NO. 001-15006

Dear Ms. Davis and Ms. Goeken:

On behalf of PetroChina Company Limited (the "Company"), we are writing in response to the Staff's comment letter, dated January 6, 2006, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004.

We note that in the Staff's letter the Staff requested that the Company respond to the Staff's comments within ten (10) business days. As we indicated in the response letter we submitted on behalf of the Company to the Securities and Exchange Commission on December 16, 2005,

            ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT
         HONG KONG | LONDON | MANNHEIM | MENLO PARK | MUNICH | NEW YORK
          PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO
                            TORONTO | WASHINGTON, DC

  SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE
                        PERSONAL LIABILITY OF PARTNERS.

under the relevant PRC laws and regulations, the Company was not required to take any asset retirement measures in disposing long-term tangible assets before 2005. In 2005, some local governments promulgated new regulations that imposed strict requirements with respect to the abandonment of oil and gas assets. In order to evaluate the impact of such regulatory changes on the Company's asset retirement measures, as well as the costs associated therewith, the Company is currently collecting and checking the relevant technical and cost information for the year ended December 31, 2005. The process is time consuming since the Company's exploration and production activities extend to a large area in China and involve many subsidiaries. Consequently, the Company will need additional time to prepare its responses to the Staff's comments. In addition, it will be a public holiday period from January 29 to February 4 in China for the celebration of the Chinese New Year. Accordingly, the Company respectfully requests an extension of the time to respond to the Staff's comments. The Company currently intends to provide its responses to the Staff by February 15, 2006.



                                     * * * *


Please direct any questions concerning this letter to the undersigned at +852.2978.8057 or to Ling Huang at +86.10.6505.7209.



                                                     Very truly yours,

                                                     /s/ Leiming Chen
                                                     ---------------------------
                                                     Leiming Chen


cc:    Mr. Li Huaiqi
       Mr. Guo Jinping
       Mr. Wei Fang
           PetroChina Company Limited